SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A- 16 OR 15D- 16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2008
CGG-Veritas
Tour Maine Montparnasse -
33 Avenue du Maine — BP 191 -
75755 PARIS
CEDEX 15

(address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

[1]	Veritas results have been incorporated as of January 12th 2007 at the time the merger was effective. For the purpose of providing the best understanding of our performance, all results are fourth quarter results unless otherwise stated and are compared to pro-forma 2006 figures. 2006 pro-forma figures are pro-forma as if the merger was effective on January 1st, 2006 and result from the consolidation of former CGG and former Veritas figures. All the figures are provided in euros and US dollars. The $ figures are calculated based on fourth quarter €/$ average exchange rate for the Profit & Loss and Cash Flow Statement and are based on the €/$ closing exchange rate for the Balance Sheet. EBITDAs figures are EBITDA before share based compensation. The comparison in € between the CGGVeritas fourth quarter 2007 results with the fourth quarter 2006 CGG standalone results is provided on the last page.

CGG-veritas
CGGVeritas Announces 2007 Fourth Quarter and Full Year Results
Strong Operational and Financial Performance in Fourth Quarter
2007 Goals Exceeded and Healthy Market Outlook for 2008
PARIS, France — February, 28th 2008 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) today announced its fourth quarter 2007 and full year 2007 unaudited financial results (1). All comparisons are made on a year-on-year basis with pro-forma 2006 figures.
During the fourth quarter 2007:
-	Group Revenue grew 15% in € and 29% in $ to €604 million ($876 million).

-	Group operating income grew 40% in € and 56% in $ to €130 million ($189 million). Sercel and Services delivered robust quarterly operational performance. Group operating income margin grew to 22%.

-	Sercel delivered €176 million ($258 million) in revenue and a 33% operating margin with particularly high external sales of €161 million ($236 million) up 20% in € and 35% in $.

-	Services revenue grew 14% in € and 27% in $ to €442 million ($641 million). Operating margin strengthened to 20%.

-	Net income of €67 million ($97 million) represented over 11% of revenue, corresponding to €2.40 earnings per share (EPS).

-	Backlog as of February 1st 2008 increased to a record $1.780 billion.
CGGVeritas Chairman & CEO, Robert Brunck commented:
“In our first year of operation as CGGVeritas, we are very pleased to report that we surpassed our objectives and delivered strong results across our company. With the synergies that have already resulted from the integration of CGGVeritas and the continued strengthening of our technology leadership we have clearly created, in 2007, a solid foundation for our future development.
Looking forward at the industry fundamentals and the strength of the overall geophysical market we continue to gain confidence that the seismic industry will see strong double digit growth in 2008 and a positive outlook for several years to come. In these robust market conditions, with its solid foundation and worldwide presence, CGGVeritas is in an optimum position to further extend its leadership and strengthen its competitive operational and financial performance”.

CGG-veritas
Fourth quarter 2007 Overall performance and highlights
Group Revenue was €604 million ($876 million). This 29% growth in $ was driven by strong sales across all product lines and geographies and supported by a fleet utilization rate of 86%, strong multi-client sales and continued high delivery of land seismic equipment.
Group EBITDAs (1) strengthened to €258 million ($374 million), up 23% in € and up 38% in $, compared to €210 million ($272 million). EBITDAs margin was 43% compared to 40% a year ago.
Group Operating Profit was €130 million ($189 million), up 40% in € and up 56% in $, a 22% operating margin, compared to €93 million ($121 million), an 18% margin last year. In Q4 2007 this included a Purchase Price Allocation (PPA) impact of €15 million, ($22 million) vs. a PPA of €12 million ($15 million) a year ago.
Net Income was €67 million ($97 million) compared to €26 million ($34 million), leading to an EPS of €2.40 per ordinary share and $0.69 per ADS. The effective tax rate, not including the deferred tax on currency translation, was 37.6%.
The Group net debt was at €1.107 million ($1.629 million), representing 46% of total shareholders equity of €2.402 million ($3.536 million).
Industrial Capex was €43 million ($64 million) and Total Multi-client Capex was €93 million ($135 million) to develop our offshore programs, particularly our leading wide-azimuth programs in Walker Ridge and Garden Banks in the Gulf of Mexico (GoM) ), and our onshore surveys in North America. The average multi-client amortization rate was 50%.
The Net Book Value of the multi-client library stands at €435 million ($641 million) split €296 million ($435 million) for our marine multi-client library and €140 million ($206 million) for our land multi-client library.
2007 Overall performance and highlights
Group Revenue was €2.374 billion ($3.251 billion) up 19% in € and up 30% in $.
Group EBITDAs reached €997 million ($1.366 billion), up 26% in € and up 38% in $, compared to €790 million ($992 million). EBITDAs margin was 42%, two points above our 40% announced objective.
Group Operating Profit was €489 million ($670 million) up 38% in € and up 50% in $, a 21% operating margin compared to €354 million ($445 million) an 18% margin last year. In 2007 this included a PPA impact of €48 million, ($65 million) vs. a PPA impact of €38 million ($47 million) in 2006.
Net Income was €250 million ($342 million) compared to €116 million ($146 million), leading to an EPS of €9.12 per ordinary share and $2.50 per ADS. The 2007 effective tax rate, not including the deferred tax on currency translation, was 37.0%.
Industrial Capex was €231 million ($316 million) and Multi-client Capex was €371 million ($509 million). Average multi-client amortization rate was 53%.

CGG-veritas
Comparison with CGGVeritas proforma 2006
CONSOLIDATED STATEMENT OF INCOME

	Fourth Quarter		YEAR
In million euros	2007	2006	2007	2006

Exchange rate	1.451	1.292	1.369	1.256
Operating revenue	603.6	523.0	2374.1	1990.2
Sercel	175.7	188.6	789.5	610.1
Services	442.2	387.9	1694.6	1510.7
Elimination	(14.3)	(53.5)	(110.0)	(130.6)
Gross profit	196.1	170.6	753.0	602.9
Operating profit	130.4	93.1	489.1	354.4
Sercel	57.5	60.7	266.2	174.2
Services	86.3	66.6	304.9	242.0
Corporate and Elimination	(13.4)	(34.2)	(82.0)	(61.8)
Income from equity investments	1.8	1.2	4.3	10.1
EBITDAs	258.0	209.9	997.3	789.7
Sercel	62.5	66.1	286.0	192.3
Services	206.4	175.1	784.1	659.1
Net income	67.3	26.1	249.6	116.2
Industrial Capex & development costs	43.1	36.2	230.5	195.8
Multi-client Capex	93.0	64.4	371.4	224.5
Net Debt / Equity gearing ratio	46%	50%	46%	50%
Earnings per share (in Euros)	2.40	0.93	9.12	4.24
CONSOLIDATED STATEMENT OF INCOME

	Fourth Quarter		YEAR
In million US dollars	2007	2006	2007	2006

Exchange rate	1.451	1.292	1.369	1.256
Operating revenue	876.0	677.7	3250.7	2499.9
Sercel	257.8	242.8	1079.5	766.3
Services	640.5	503.0	2320.2	1897.6
Elimination	(22.3)	(68.1)	(149.0)	(164.0)

CGG-veritas

	Fourth Quarter		YEAR
In million US dollars	2007	2006	2007	2006
Gross profit	284.2	220.3	1031.0	757.2
Operating profit	188.6	120.6	669.6	445.2
Sercel	84.6	77.9	364.4	218.8
Services	124.3	86.1	417.5	304.0
Corporate and Elimination	(20.3)	(43.5)	(112.3)	(77.6)
Income from equity investments	2.5	1.6	5.9	12.7
EBITDAs	374.0	272.0	1365.5	991.9
Sercel	91.9	84.9	391.5	241.6
Services	298.8	226.7	1073.6	827.9
Net income	97.3	34.0	341.8	146.0
Industrial Capex & development costs	64.3	54.3	315.6	268.1
Multi-client Capex	135.1	92.6	508.5	307.4
Net Debt / Equity gearing ratio	46%	50%	46%	50%
Earnings per share (in dollars)	3.47	1.22	12.49	5.33
Fourth quarter 2007 Business review
     Sercel
Sercel external sales were at a high level of €161 million ($236 million) up 20% in € and up 35% in $, driven by continued strong land equipment deliveries. Total revenue for Sercel was €176 million ($258 million) down 7% in € and up 6% in $.
EBITDAs was €63 million ($92 million) a 36% EBITDAs margin, compared to €66 million ($85 million) a 35% margin last year.
Operating Profit was €58 million ($85 million) a 33% operating margin, compared to €61 million ($78 million) a 32% margin a year ago.
     Services
Revenue for Services was €442 million ($641 million) up 14% in € and up 27% in $ supported by strong activity across all business lines. We launched the Vanquish bringing the full fleet of 20 vessels into operations late November. Contract marine and land performed well and multi-client after sales were strong.
EBITDAs was €206 million ($299 million), a 47% EBITDAs margin compared to €175 million ($227 million) and a 44% margin last year.
Operating Profit including PPA impact was €86 million ($124 million) a 20% operating margin, compared to €67 million ($86 million) a 17% margin a year ago.
-	Marine contract revenue was €136 million ($198 million) up 20% in € and up 34% in $. We operated 65% of our high-end 3D fleet on contract, spread throughout the Eastern Hemisphere, in both EAME and Asia Pacific including a multi-azimuth contract offshore Egypt.

CGG-veritas
-	Land contract revenue was €79 million ($115 million) up 54% in € and up 70% in $. The land market remained strong and we operated 21 crews on average in our select locations with 14 crews in the Eastern Hemisphere and 7 crews in the Western Hemisphere.

-	Processing & reservoir revenue was €63 million ($92 million) down 8% in € and up 3% in $ from a strong quarter a year ago. We operated 49 processing and imaging centers worldwide at the end of December, including 14 dedicated client centers.

-	Multi-client revenue was €163 million ($236 million) up 6% in € and up 19% in $. Amortization rates were near 50%.
Multi-client marine revenue was €130 million ($188 million) up 19% in € and 32% in $. Marine multi-client Capex was €71 million ($104 million). The Vision and the Vanquish commenced work on the Garden Banks multi-vessel wide-azimuth survey in the GoM. Prefunding was at €51 million ($75 million) and the prefunding ratio was 72%. After-sales revenue was particularly high at €79 million ($113 million) driven by a strong demand for our conventional data library in the GoM and Brazil.
Multi-client land revenue was €33 million ($48 million) down 25% in € and down 15% in $. Prefunding was €20 million ($28 million) and the prefunding ratio was 90%. Land multi-client Capex was €22 million ($31 million) as 4 crews operated in Canada and the US. After-sales revenue was €14 million ($20 million).
2007 Business review
     Sercel
External revenue was up 42% in € and 55% in $ at €680 million (US$931 million). Total revenue was €790 million (US$1.080 billion) up 29% in € and 41% in $ with internal sales accounting for 14% of Sercel revenue. Growth was driven by a very strong demand for land seismic equipment and a sustained level of demand for marine equipment.
EBITDAs was €286 million ($392 million) a 36% EBITDAs margin, compared to €192 million ($242 million) a 32% margin last year.
Operating Profit was €266 million ($364 million) a 34% operating margin, showing a sharp increase year-on-year when compared to €174 million ($219 million) and a 29% margin a year ago.
Services
Revenue for Services was €1.694 billion ($2.320 billion) up 12% in € and up 22% in $, driven by strengthening market conditions, continued upward price mobility, our 83% vessel utilization rate and growing demand for multi-client data.
EBITDAs was €784 million ($1.074 billion), a 46% EBITDAs margin compared to €659 million ($828 million) and a 44% margin last year.
Operating Profit was €305 million ($417 million), an 18% operating margin, compared to €242 million ($304 million) a 16% operating margin a year ago. In 2007 this included a PPA impact of €48 million, ($65 million) vs. a PPA impact of €38 million ($47 million) in 2006.
-	Marine contract revenue was €531 million ($727 million) up 15% in € and up 25% in $. Two large high-capacity 3D vessels joined the fleet, the Vision in early July and the Vanquish in late November. We upgraded two 2D vessels to 3D (4 streamer configurations) and upgraded the Geo-Challenger to 12 streamers. Lastly, the Group ordered two high-end seismic X-Bow® vessels from Eidesvik Offshore for delivery in 2010.

CGG-veritas
-	Land contract revenue was €327 million ($448 million) up 21% in € and up 32% in $. In 2007, CGGVeritas continued to focus on key areas where its local excellence is widely acknowledged. Including ARGAS, we had an average of 22 crews operating worldwide.

-	Processing & reservoir revenue was €263 million ($360 million) up 2% in € and up 11% in $. Global demand for sophisticated imaging services continued to strengthen, driven by growing volumes of land and marine data.

-	Multi-client revenue was €589 million ($806 million) up 13% in € and up 23% in $. Capex was €371 million ($509 million), prefunding was 81% and the amortization rate was 53%.
Multi-client marine revenue was €455 million ($623 million), up 7% in € and 17% in $. Prefunding was €230 million ($315 million) and the prefunding ratio was 86%. Marine multi-client Capex was €269 million ($368 million) as 40% of the 3D fleet operated on multi-client programs mainly in the GoM and in Brazil. After-sales were €225 million ($308 million) vs. €280 million ($351 million). Average marine amortization rate was 49%. Marine library Net Book Value was €296 million ($435 million).
Multi-client land revenue was €134 million ($184 million) up 42% in € and up 54% in $. Prefunding was €70 million ($95 million) and the prefunding ratio was 67%. Land multi-client Capex was €102 million ($140 million) with 3 crews in N. America. After-sales were €65 million ($89 million), up 33% in € and 45% in $. Average land amortization rate was 67%. Land library Net Book Value was €140 million ($206 million).

CGG-veritas
2008 Market overview and objectives
Looking forward in 2008 we expect the overall geophysical market to remain robust with about 15% growth worldwide. At CGGVeritas our objective is to grow at least in line with the market. Based on a €/$ exchange rate of 1.45, our operating margin targets are to be above 30% for Sercel and above 20% for Services.

As an outcome of our integration, synergies are expected to reach $80 million in 2008 and their full impact in 2009. Our net debt to equity ratio objective is to be below 35% by end of 2008.

Within the normal quarterly fluctuations of our business, we expect approximately 2/3 of our fleet to be dedicated to contract work and 1/3 of our fleet to be on highly prefunded multi-client programs with an average amortization rate to remain in the 50% range.

Our continued growth will be supported by an estimated Capex of €170 million ($250 million) for industrial assets and upgrades and €310 million ($450 million) for continuing the expansion of our leading marine and land multi-client library including our wide-azimuth programs in the GoM.
Comparison with CGG standalone
CONSOLIDATED STATEMENT OF INCOME

	Fourth Quarter		YEAR
In million euros	2007	2006	2007	2006

Exchange rate	1.451	1.292	1.369	1.256
Operating revenue	603.6	374.0	2374.1	1329.6
Sercel	175.7	188.6	789.5	610.1
Services	442.2	188.7	1694.6	792.0
Elimination	(13.3)	(3.3)	(110.0)	(72.5)
Operating profit	130.4	71.4	489.1	289.0
Sercel	57.5	60.7	266.2	174.2
Services	86.3	20.5	304.9	150.3
Corporate and Elimination	(13.4)	(9.8)	(82.0)	(35.5)
Income from equity investments	1.8	1.2	4.3	10.1
EBITDAs	258.0	124.6	997.3	483.1
Sercel	62.5	66.1	286.0	192.3
Services	206.4	65.3	784.1	326.0
Net income	67.3	37.6	249.6	158.7
Earnings per share (in Euros)	2.40	2.12	9.12	9.04

CGG-veritas
Other information
Robert BRUNCK, Chairman and CEO, will comment on the results during a public presentation today, February 28th 2008 at 10:00 am — at Maison du Barreau — 2 & 4 rue de Harlay — Paris 1st.
An English language conference call is also scheduled today at 3:00 pm (Paris time) — 2.00 pm (London time) — 8:00 am (US CT) — 9:00 am (US ET).
-	International call-in: 1 647 427 3417

-	US call-in: 1 888 241 0558

-	Replay: 1 402 220 4283 & 1 800 839 9868 — code 34937269
The presentation is available on our website and can be downloaded.
To take part in the conference call, simply dial five to ten minutes prior to the scheduled start time to register for the call and to check your connection is working properly. You will be asked for the name of the conference: “CGGVeritas 2007 year end results”.
CGGVeritas will also provide a streaming audio webcast of the conference call accessible for two weeks following the conference call on our website at www.cggveritas.com on a listen-only basis.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
Investor Relations Contacts

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 832 351 8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

CGG-veritas
2007 Financial Statements (Unaudited):
CONSOLIDATED BALANCE SHEETS

	December 31, 2007
	in million €	in million $

ASSETS
Cash and cash equivalents	254.3	374.4
Trade accounts and notes receivable, net	601.9	886.0
Inventories and work-in-progress, net	240.2	353.6
Income tax assets	34.6	50.9
Other current assets, net	89.6	131.8
Assets held for sale	—	—
Total current assets	1,220.6	1,796.7
Deferred tax assets	81.4	119.8
Investments and other financial assets, net	32.0	47.2
Investments in companies under equity method	44.5	65.5
Property, plant and equipment, net	660.0	971.6
Intangible assets, net	680.5	1,001.6
Goodwill, net	1,928.0	2,838.3
Total non-current assets	3,426.4	5,044.0
TOTAL ASSETS	4,647.0	6,840.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	17.5	25.7
Current portion of financial debt	44.7	65.8
Trade accounts and notes payables	256.4	377.4
Accrued payroll costs	113.2	166.8
Income taxes payable	59.1	86.9
Advance billings to customers	51.9	76.3
Provisions — current portion	9.6	14.2
Other current liabilities	109.0	160.4
Total current liabilities	661.4	973.5
Deferred tax liabilities	157.7	232.1
Provisions — non-current portion	76.5	112.6
Financial debt	1,298.8	1,912.0
Derivative on convertible bonds	—	—
Other non-current liabilities	27.0	39.8
Total non-current liabilities	1,560.0	2,296.5
Common stock: 55,301,653 shares authorized and 27,450,758 shares with a €2 nominal value issued and outstanding at December 31, 2007; 17,597,888 at December 31, 2006; 17,081,680 at December 31, 2005	54.9	80.8
Additional paid-in capital	1,820.0	2,679.3
Retained earnings	538.6	792.7
Treasury shares	(3.9)	(5.8)
Net income (loss) for the period — Attributable to the Group	245.5	361.4
Income and expense recognized directly in equity	(5.1)	(7.4)
Cumulative translation adjustment	(248.4)	(365.6)
Total shareholders’ equity	2,401.6	3,535.4
Minority interests	24.0	35.3
Total shareholders’ equity and minority interests	2,425.6	3,570.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,647.0	6,840.7

CGG-veritas
CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31, 2007
	in million €	in million $

Operating revenues	2,374.1	3,250.7

Other income from ordinary activities	1.2	1.6
Total income from ordinary activities	2,375.3	3,252.3

Cost of operations	(1,622.3)	(2,221.3)
Gross profit	753.0	1,031.0

Research and development expenses, net	(51.3)	(70.3)
Selling, general and administrative expenses	(231.0)	(316.2)
Other revenues (expenses), net	18.4	25.1
Operating income	489.1	669.6

Expenses related to financial debt	(121.7)	(166.7)
Income provided by cash and cash equivalents	12.6	17.3
Cost of financial debt, net	(109.1)	(149.4)

Derivative and other expenses on convertible bonds	—	—
Other financial income (loss)	(5.2)	(7.1)
Income (loss) of consolidated companies before income taxes	374.8	513.1

Income taxes	(129.4)	(177.2)

Net income (loss) from consolidated companies	245.4	335.9

Equity in income of affiliates	4.3	5.9

Net income (loss)	249.7	341.8

Attributable to:

Shareholders	245.5	336.1
Minority interests	4.2	5.7

Weighted average number of shares outstanding	26,913,428	26,913,428
Dilutive potential shares from stock-options(1)	198,583	198,583
Dilutive potential shares from free share plan	103,788	103,788
Dilutive potential shares from convertible bonds(1)	—	—
Dilutive weighted average number of shares outstanding adjusted when dilutive	27,215,799	27,215,799
Net loss per share
Basic	9.12	9.12
Diluted	9.02	9.02

CGG-veritas
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2007
	in million €	in million $

OPERATING
Net income (loss)	249.7	341.8
Depreciation and amortization	179.1	245.2
Multi-client surveys amortization	308.5	422.4
Variance on provisions	2.0	2.7
Cancellation of stock based compensation expenses	20.6	28.2
Cancellation of net gain (loss) on disposal of fixed assets	(0.3)	(0.4)
Share in profits of affiliates	(4.3)	(5.9)
Dividends received from affiliates	5.3	7.3
Other non-cash items	(9.2)	(12.6)
Net cash including net cost of financial debt and income tax	751.4	1,028.7
Less net cost of financial debt	109.1	149.4
Less income tax expense	129.4	177.2
Net cash excluding net cost of financial debt and income tax	989.9	1,355.3
Income tax paid	(144.1)	(197.3)
Net cash before changes in working capital	845.8	1,158.0
- change in trade accounts and notes receivables	(133.0)	(182.1)
- change in inventories and work-in-progress	(41.4)	(56.7)
- change in other current assets	(12.8)	(17.5)
- change in trade accounts and notes payable	(13.3)	(18.2)
- change in other current liabilities	22.5	30.8
Impact of changes in exchange rate on financial items	(20.5)	(28.1)
Net cash provided by operating activities	647.3	886.2
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(230.5)	(315.6)
Investments in multi-client surveys	(371.4)	(508.5)
Proceeds from disposals of tangible & intangible assets	27.4	37.5
Total net proceeds from financial assets	2.8	3.8
Acquisition of investments, net of cash & cash equivalents acquired	(2,454.9)	(3,361.3)
Variation in loans granted	(0.2)	(0.3)
Variation in subsidies for capital expenditures	(0.1)	(0.1)
Variation in other non-current financial assets	18.0	24.6
Net cash from investing activities	(3,008.9)	(4,119.9)
FINANCING
Repayment of long-term debt	(622.8)	(852.8)
Total issuance of long-term debt	1,698.3	2,325.3
Lease repayments	(10.0)	(13.7)
Change in short-term loans	12.0	16.4
Financial expenses paid	(123.5)	(169.1)
Net proceeds from capital increase:
- from shareholders	1,444.9	1,978.4
Dividends paid and share capital reimbursements:
- to shareholders	—	—
- to minority interest of integrated companies	(6.0)	(8.2)
Acquisition/disposal from treasury shares	(6.9)	(9.4)
Net cash provided by financing activities	2,386.0	3,266.9
Effect of exchange rates on cash	(21.9)	9.5
Net increase (decrease) in cash and cash equivalents	2.5	42.7
Cash and cash equivalents at beginning of year	251.8	331.7
Cash and cash equivalents at end of period	254.3	374.4

CGG-veritas
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15

	By:	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Date: February 28th, 2008		Senior EVP QHSE, Career Development & training, Communication and Audit